River Valley Financial Bank

Expect a Difference!

(Logo and Photo omitted)

[Inside Front Cover]

River Valley Financial Bank

Expect a Difference!

River Valley Bancorp
and Subsidiary

2012
ANNUAL REPORT

(Logo and Photo omitted)

To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's seventeenth Annual Report to Shareholders for the year ending December 31, 2012.

While the country still appears to be mired in an endless torment of pessimistic or flat economic indicators, your Corporation realized what we hope to illustrate as a "break away" year in 2012. Notwithstanding persistent annoyances and costly resolutions that continue to victimize community banks, there seems to be cause to celebrate, hope, and anticipate that a better banking environment is on the horizon. We believe that in the following pages you will see a demonstration of, not only historical records, but fundamentals that will undergird our financial performance for years to come. We are very mindful of not being boastful or braggarts, but we are excited to share "good news" from a year that others will likely describe as "difficult."

The fiscal year represented by 2012 is truly historical. With our acquisition/merger that closed in November 2012, we added two strategic counties to our service market, we added nearly $80 million in assets, and appropriately enhanced our ability to address higher regulatory and infrastructure needs, all of which were accomplished with adding accretive earnings to the bottom line. Our net income from operations and $988,000 recorded as a result of the "bargain purchase price" for the merger, coupled with some strategic balance sheet restructuring produced record net income of $4.0 million or earnings per share of $2.40. Our return on average assets for the fiscal year was 0.96% and the return on average equity was 11.72%. Most importantly, we have consistently paid a superior dividend and coupled with price appreciation, there was a total return of 22.4% in 2012 on shareholders' dollars.

While there was a lot of "noise" aggregated in achieving these numbers for 2012, the takeaway is a foundation for strong performance for the years to come. One record year is but an accomplishment; our goal is that 2012 sets a performance standard.

We hope that you will take the time to carefully read the enclosed information, as we trust you will find it illuminating and demonstrative. The results are the culmination of a year of hard work by a dedicated staff, the direction of an engaged board, and the support of wonderful communities and customers. We once again "thank you" for your participation and continued support . . . it is greatly appreciated!

Respectfully Submitted,



Matthew P. Forrester
President, CEO

Officers of River Valley Financial Bank

Matthew P. Forrester
President, CEO

Crystal Barnes
Vice President of Compliance

Anthony D. Brandon
Executive Vice President

Jenny Darnold
Vice President of Retail Banking

Debbie Finnegan
Vice President of Internal Audit

Mark A. Goley
Vice President of Lending

Vickie Grimes
Vice President of Finance

William H. Hensler
Vice President of
Wealth Management

Robert E. Kleehamer
Senior Vice President of
Business Development

Deanna J. Liter
Vice President of Data Services

John Muessel
Vice President of Trust Services

Gregory T. Siegrist
Vice President of
Business Development

Loy M. Skirvin
Vice President of
Human Resources

Managers of River Valley Financial Bank

Loan Officers
Sherri Furnish
Bart Hicks
William D. Jackson
Melissa Jayne
Michael Todd Lancaster
Jaime Laufer
John Newbanks
Jamie Singer
Andrew Ward

Customer Service Managers

Marcida Baker	Ryan Nix
Chad Dimmitt	Rita Power
Kim Geyman	Kathy Rundall
Jessica Koontz	Denise Schad
Kerri Morris	Megan Ulery
Jim Myers	

Other Managers
Levi DeLorenzo – Financial Reporting Administrator
Laura Denning—Loan Processing Manager
Bonnie Droddy – Loan Underwriter
Roger Ellis—Credit Analyst
Jeff Gleeson— Chief Risk Officer
Mary Ellen McClelland—Admin. Assistant
Robyn Meek – Business Development
Luann Nay—Loan Administrator
Melissa Shelton – Call Center Manager
Roger Smith — Accounting Manager
Linda Stark—Trust Administration
Mary Ellen Wehner — Commercial
Loan Operations Manager

**A never ending source of
strength & commitment.**

General Information for Shareholders

Shareholder and General Inquiries:
River Valley Bancorp
Attn: Matthew P. Forrester
430 Clifty Drive, P.O. Box 1590
Madison, Indiana 47250
Tel: (812)273-4949   Fax: (812)273-4944

Transfer Agent and Registrar:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ   07016-3572
Tel: 1-800-368-5948
www.rtco.com

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Corporate Counsel:
Mark Wynn
508 East Main Street
Madison, Indiana 47250
Tel: (812)265-3616
Fax: (812)265-5691

Special Counsel:
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
Tel: (317)236-1313
Fax: (317)231-7433

Annual and Other Reports:
Additional copies of this Annual Report to Shareholders and copies
of the most recent Form 10 K may be obtained without charge by
contacting the Corporation.

Internet and E-mail Address:
rvfbank.com

Annual Meeting:
The Annual Meeting of Shareholders of River Valley Bancorp will be held on
Wednesday, April 17, 2013, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

**A moving source of
purpose & power.**

Directors of the Company and the Bank

Front row, left to right:

Lonnie D. Collins
Director/Board Secretary

L. Sue Livers
Director

Michael J. Hensley
Director

Back row, left to right:

Charles J. McKay
Director

Frederick W. Koehler
Chairman

Matthew P. Forrester
Director & President

[photo omitted]

Advisory Board Members for Clark and Floyd County

Left to right:

Danny Rodden

Mike Naville

Barry Cahill

Phil McCauley

[photo omitted]

**An underlying strength
of power & motion.**



River Valley Bancorp Selected Financial Data
Consolidated Balance Sheet
As of December 31, 2012
(In Thousands, Except Share Amounts)

Assets		
Cash and due from banks	$	3,675
Interest-bearing demand deposits		8,732
Federal funds sold		6,745
Investment securities available for sale		113,770
Loans held for sale		394
Loans, net of allowance for loan losses		305,518
Premises and equipment		10,905
Real estate, held for sale		1,610
Federal Home Loan Bank stock		4,595
Interest receivable		2,292
Cash value of life insurance		10,161
Core deposit intangibles		518
Other assets		3,940
Assets	$	472,855
Liabilities		
Total deposits	$	384,255
Borrowings		49,717
Other liabilities		3,296
Liabilities		437,268
Stockholders' Equity		
Preferred Stock – 5,000 shares – no par value		5,000
Common Stock – 1,524,872 shares – no par value		7,700
Retained earnings		20,990
Accumulated other comprehensive income		1,897
Stockholders' Equity		35,587
Liabilities and Stockholders' Equity	$	472,855
Other Data		
Interest rate spread		3.00%
Net yield on interest-earning assets		3.17%
Average yield on all interest-earning assets		4.43%
Return on assets (net income divided by average total assets)		0.96%
Return on equity (net income divided by average total equity)		11.72%
Equity to assets ratio (total equity divided by total assets)		7.53%
Dividend payout ratio (dividends per common share divided by net income per common share)		35.00%
Number of full service banking offices		12

Consolidated Statement of Income

For The Year Ended December 31, 2012

(In Thousands, Except Per Share Amounts)

Interest Income

Loans receivable	$	14,544
Investment securities		2,799
Interest-earning deposits and other		167
Total Interest Income		17,510

Interest Expense

Deposits		2,679
Borrowings		2,321
Total Interest Expense		5,000

Net Interest Income		12,510
Provision for loan losses		1,382
Net Interest Income After Provision for Loan Losses		11,128

Other Income

Service fees and other charges		2,142
Net realized gains on sales of available for sale securities		997
Net gains on loan sales		1,153
Interchange fee income		454
Increase in cash value of life insurance		306
Losses on real estate held for sale		(577)
Bargain purchase gain on Dupont State Bank acquisition		988
Other income		306
Total Other Income		5,769

Other Expenses

Salaries and employee benefits		5,953
Net occupancy and equipment expenses		1,480
Data processing fees		454
Advertising		399
Mortgage servicing rights		270
Professional fees		362
FDIC premium assessment		362
Loan related expenses		522
Acquisition expense		382
Prepayment penalties on borrowings		392
Other expenses		1,450
Total Other Expenses		12,026

Income Before Income Tax		4,871
Income tax expense		859

Net Income	$	4,012
Preferred stock dividends		362
Net Income Available to Common Stockholders	**$**	**3,650**

Basic earnings per share	$	2.40
Diluted earnings per share	$	2.40
Weighted average shares outstanding-Basic		1,517,902
Weighted average shares outstanding-Diluted		1,519,907

INSERT 10-K HERE

[Inside Back Cover]

River Valley Financial Bank

Expect a Difference!

(Logo and Photo omitted)

River Valley Financial Bank

Expect a Difference!

(Logo and Photo omitted)